Exhibit 99.1

For immediate release Chennai, India

July 19, 2024 | 8:30 AM ET

Sify reports Consolidated Financial Results for Q1 FY 2024-25

Revenues of INR 9,421 Million. EBITDA of INR 1,784 Million.

Loss for the period INR 105 Million.

HIGHLIGHTS

•	Revenue was INR 9,421 Million, an increase of 10% over the same quarter last year.

•	EBITDA was INR 1,784 Million, an increase of 3% over the same quarter last year.

•	Loss before tax was INR 46 Million. Loss after tax was INR 105 Million.

•	CAPEX during the quarter was INR 2,656 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India is currently in a remarkable phase of growth. The combination of pro-industry regulations, a supportive investment environment and a wealth of skilled talent positions our nation as a key destination for international businesses. This confidence is driving investments and building partnerships that benefit both enterprises and the broader economy.

The advancement in regulatory and taxation norms should help accelerate investment in the network and data center landscape and enhance India’s status as a pivotal interconnect hub between Asia and the Middle East. Our robust infrastructure and comprehensive services portfolio uniquely position Sify to seize these opportunities. As enterprises and government entities advance their digital transformation and automation initiatives, Sify stands ready to support them with our innovative digital tools and services”.

Mr. Kamal Nath, CEO, said, “As businesses embark on digital transformation, they are reconfiguring their IT frameworks to incorporate multiple transformative solutions. All of them with the common agenda of enhancing user satisfaction, ensuring operational resilience and protecting digital assets.

Our significant capital allocations and extensive range of offerings are designed to effectively meet these ambitions. Our capability to provide innovative outcomes through our triad of infrastructure and managed services uniquely positions us to support them throughout their digital transformation."

Mr. M P Vijay Kumar, ED & Group CFO, said, “The International Accounting Standard Board’s (“IASB”) recently issued Accounting Standard IFRS 18 (Presentation and Disclosure in Financial Statements) replacing IAS 1 (Presentation of Financial Statements). The new structure for the profit and loss statement requires (i) the classification of income and expenses into three new categories - operating, investing and financing, and (ii) the presentation of subtotals for operating profit or loss and profit or loss before financing and income taxes.

Although the IASB set an effective date as January 1, 2027, the Company will begin adhering to IFRS 18 beginning with its unaudited consolidated financial statements for the quarter ended June 30, 2024. All prior periods presented herein have been presented in accordance with the new structure. There is no change in total income or net profit.

We will continue to invest in expanding our network, both fiber in the metros and terrestrial long distance, data center capacity and also strengthen our Digital services team by adding people with the right skill sets and investing more in our Learning and Development initiatives. Fiscal discipline will continue to be remain central to our focus and strategy.

The cash balance at the end of the quarter was INR 6,471 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Data Center colocation services 36%, Digital services 23% and Network services 41%.

•	During the quarter, Sify commissioned 6.5 MW capacity in Mumbai.

•	As of June 30,2024, Sify provides services through 1055 fiber nodes across the country, a 16% increase over same quarter last year.

•	The network connectivity service has now deployed 9415 SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Network Services

•	The cloud platform of a global IT major contracted for interconnect at one of their major locations.

•	The largest stock exchange, the regulatory body for the securities market, and a national insurance major contracted Sify for a MPLS Network build.

•	The largest stock exchange also signed up for WAN across their backbone network.

•	The largest Private bank contracted for managed and secure SDWAN service.

Data Center Services

•	A global OTT player contracted for major Edge Data Center location in a non-metro location

•	The country’s largest bank signed a multi-year deal for capacity at Sify’s Data Center.

•	A Private bank chose to locate their Near Disaster Recovery (NDR) in one of Sify Data Center.

•	Two Private banks contracted to expand their capacity at different Sify Data Centers.

•	An IT major signed up to migrate from their on-premise Data Center to Sify’s Data Center.

Digital services

•	Sify was contracted by the highest judicial body in the country for a multi-year Data Center infrastructure build and related managed services.

•	A large private bank contracted for Network Managed services for both their Data Center and Branch networks.

•	A digital enablement major opted to move their online banking application to Sify’s Cloud platform.

•	An IT player, a chemicals manufacturer, an NBFC and a training development organisation contracted to migrate from their on-premise Data Center to Sify’s Cloud platform.

•	These players also opted for managed services like DRaaS and SaaS.

•	A Scheduled bank and a housing finance major contracted for green field Cloud implementation.

•	A major steel producer and a retail MNC contracted for multi-year managed services.

•	A logistics player signed up for managed security services while a state power distribution company and a state co-operative bank contracted Sify to set up Security Operations Center (SOC) at their premises.

•	The education and training bodies of a State government and banking regulator signed up for online assessments, while a retail and power major signed up for Sify’s Cloud -based supply chain solution.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended March 2024
Description	June 2024	June 2023	March 2024	(Audited)
Revenue	9,421	8,547	9,637	35,634
Cost of Sales	(5,961)	(5,371)	(6,108)	(22,378)
Gross Profit	3,460	3,176	3,529	13,256
Other Operating Income	88	42	182	379
Selling, General and Administrative Expenses	(1,676)	(1,421)	(1,700)	(6,462)
Depreciation and Amortisation expense	(1,306)	(1,118)	(1,259)	(4,773)
Operating Profit	566	679	752	2,400
Investment Income	58	9	25	156
Profit before financing and income taxes	624	688	777	2,556
Interest expenses on borrowings and lease liabilities	(670)	(569)	(641)	(2,322)
Interest expenses on pension liabilities	-	-	-	(2)
Profit/(Loss) before income taxes	(46)	119	136	232

Income Tax Expense	(59)	(54)	(98)	(183)
Profit/(Loss) for the period	(105)	65	38	49

Reconciliation with Management-defined Performance Measures*

Operating Profit	566	679	752	2,400
Add:
Depreciation and Amortisation expense	1,306	1,118	1,259	4,773
Less:
Interest expenses on pension liabilities	-	-	-	(2)
Other Income (including exchange gain/loss)	(88)	(73)	(187)	(415)
EBITDA	1,784	1,724	1,824	6,756

*Management-defined Performance Measures (MPMs)

Sify uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Segment Reporting:

(In INR millions)

	Q1 2024-25				Q1 2023-24
		Data				Data
	Network	Center Colocation	Digital		Network	Center Colocation	Digital
	Services	Services	Services	Total	Services	Services	Services	Total
Particulars	(A)	(B)	(C)	(D)= (A)+(B)+(C)	(A)	(B)	(C)	(D)= (A)+(B)+(C)
External customers Revenue	3,865	3,360	2,196	9,421	3,427	2,704	2,416	8,547
Intersegment Revenue		22	55	77		22	56	78
Operating Expense	(3,261)	(1,966)	(2,397)	(7,624)	(2,872)	(1,546)	(2,404)	(6,822)
Intersegment Expense	(63)		(14)	(77)	(63)		(14)	(77)
Segment Result	541	1,416	(160)	1,797	492	1,180	54	1,726
Unallocated Expense:
Support Service Unit Costs				(44)				(47)
Depreciation & Amortisation				(1,306)				(1,118)
Other income / (expense), net				24				15
Finance Income				122				25
Finance Expense				(639)				(482)
Profit / (loss) before tax				(46)				119
Income taxes (expense) / benefit				(59)				(54)
Profit / (loss) for the period				(105)				65

Highlights:

(In INR millions)	30.06.2024	30.06.2023	31.03.2024
EQUITY	17,369	15,210	15,230
BORROWINGS
Long term	16,717	14,897	17,608
Short term	7,218	6,581	6,937

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2024, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com